EXHIBIT 99.1

Alterrus Systems Inc.
(A Development Stage Company)

Consolidated Interim Financial Statements
June 30, 2013
(Unaudited)

i

Alterrus Systems Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Financial Position
(Expressed in US Dollars)

	Note	June 30, 2013	March 31, 2013
ASSETS
Current assets
Cash		$63,264	$24,914
Receivables		78,969	482,088
Inventory	3	124,959	118,656
Prepaid expenses		3,078	12,102
Total current assets		270,270	637,760
Non-current assets
Assets held for resale	4	433,254	433,254
Property, plant and equipment	4	1,505,067	1,555,327
Total non-current assets		1,938,321	1,988,581
Total assets		$2,208,591	$2,626,341
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$1,825,445	$2,036,284
Operating loan	7	230,118	243,435
Loan payable	7	950,000	982,350
Promissory notes payable	5	1,967,642	1,927,144
Due to related parties	14	1,195,639	1,207,167
Convertible notes	6	623,030	62,517
Total current liabilities		6,791,874	6,458,897
Non-current liabilities
Convertible notes	6	244,433	660,260
Total liabilities		7,036,307	7,119,157
Shareholders' deficiency
Share capital	8	16,290,267	16,290,267
Contributed surplus	8	5,579,547	5,579,547
Equity component of convertible notes	6	54,758	46,949
Accumulated other comprehensive income		172,961	43,288
Accumulated deficit		(26,925,249)	(26,452,867)
Total shareholders' deficiency		(4,827,716)	(4,492,816)
Total equity and liabilities		$2,208,591	$2,626,341

The accompanying notes are an integral part of these consolidated interim financial statements

Approved by the Board:

(signed) “Stephen K. Fane”	Director	(signed) “Christopher Ng”	Director

[
Alterrus Systems Inc.
Condensed Consolidated Statements of Income and Comprehensive Loss
(Expressed in US Dollars)

		Three months ended
		June 30,
	Note	2013	2012

Sales		$111,166	$-
Cost of sales	9	316,782	-
Gross margin (loss)		(205,616)	-

Project development	10	138,663	163,665
General and administrative	11	94,747	158,544
Loss from operations		(439,026)	(322,209)
Interest and financing costs	12	(120,268)	(90,204)
Non-operating items	13	86,912	45,136
Net loss for the period		(472,382)	(367,277)
Translation adjustment		(129,673)	-
Comprehensive loss for the period		$(602,055)	$(367,277)

Basic and diluted loss per share	18	$(0.00)	$(0.00)
Basic and diluted weighted average number of common shares outstanding	18	96,016,003	95,816,873

The accompanying notes are an integral part of these consolidated interim financial statements

Alterrus Systems Inc.
Condensed Consolidated Statements of Changes in Equity
(Expressed in US Dollars)

			Share capital	Contributed surplus	Commitment to issue shares	Equity component, convertible debt	Accumulated other comprehensive income	Accumulated deficit during development stage	Total equity
Balance, March 31, 2012			$45,462,858	$5,453,547	$43,000	$2,218	$-	$(54,273,241)	$(3,311,618)
Loss for the period			-	-	-	-	-	(367,277)	(367,277)
Share capital issued for committed shares	8	(a)	43,000	-	(43,000)	-	-	-	-
Equity component of convertible debt	6	(b)	-	-	-	31,191	-	-	31,191
Balance, June 30, 2012			$45,505,858	$5,453,547	$-	$33,409	$-	$(54,640,518)	$(3,647,704)

Balance, March 31, 2013			$16,290,267	$5,579,547	$-	$46,949	$43,288	$(26,452,867)	$(4,492,816)
Loss for the period			-	-	-	-	-	(472,382)	(472,382)
Translation adjustment			-	-	-	-	129,673	-	129,673
Equity component of convertible debt	6		-	-	-	7,809	-	-	7,809
Balance, June 30, 2013			$16,290,267	$5,579,547	$-	$54,758	$172,961	$(26,925,249)	$(4,827,716)

Alterrus Systems Inc.
(A Development Stage Company)
Consolidated Interim Statements of Cash Flows
(Expressed in US Dollars)

		Three months ended June 30,
	Note	2013	2012
OPERATING ACTIVITIES
Net loss for the period		$(472,382)	$(367,277)
Items not involving cash:
Interest and accretion		111,674	68,261
Write-off (recovery) of receivables		(98,221)	-
Depreciation		50,259	9,798
Foreign exchange loss (gain)		(19,444)	-
Changes in non-cash working capital items	15	364,153	(156,717)
Cash used in operating activities		(63,961)	(445,935)
INVESTING ACTIVITIES
Asset under development		-	(345,369)
Cash used in investing activities		-	(345,369)
FINANCING ACTIVITIES
Proceeds from convertible notes		125,000	500,000
Proceeds from loan		-	487,750
Interest paid on loan		(22,689)	-
Cash from financing activities		102,311	987,750
Increase (decrease) in cash		38,350	196,446
Cash, beginning of year		24,914	443,342
Cash, end of year		$63,264	$639,788

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

1.      CORPORATE INFORMATION

Alterrus Systems Inc., (formerly Valcent Products Inc.) (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996 with a continuance to British Columbia effective November 28, 2012.  The Company’s current business activity is to focus on the continued development, marketing and operating of the Company’s High Density Vertical Growth System (“VertiCrop”) designed to produce high yields of leafy green vegetables in various climates.

On June 16, 2012, the Company changed its name to Alterrus Systems Inc. The Company is listed on the OTCQB, having the symbol ASIUF. On July 26, 2012 the Company obtained a Canadian National Stock Exchange (CNSX) listing, having the symbol of ASI. The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

2.      BASIS OF PREPARATION

(a)    Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with IAS 34, “Interim Financial Reporting”, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated interim financial statements should be read in conjunction with the Company’s 2013 annual financial statements. There have been no changes to accounting policies during the three months ended June 30, 2013.  These consolidated interim financial statements were authorized for issue by the Board of Directors on August 23, 2013.

(b)    Basis of Measurement

These consolidated interim financial statements have been prepared on a historical cost basis.

The consolidated interim financial statements are presented in United States dollars, which is also the Company’s functional currency. Functional currencies for the subsidiary companies are as follows:

Valcent Products (EU) Ltd. – United States dollars
Valcent Manufacturing Ltd. – United States dollars
Local Garden Vancouver Inc. – Canadian dollars

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  See Note 4 of the Company’s March 31, 2013 audited consolidated financial statements for more details on the Company’s critical accounting estimates and judgments.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

2.      BASIS OF PREPARATION (continued)

(c)    Going Concern of Operations

The Company is currently seeking additional funding to finance its operations and obligations.  Management is considering all possible financing alternatives, including equity financing, debt financing, joint-ventures, corporate collaboration and licensing arrangements. However, there can be no assurance that the Company will be successful in its future financing attempts.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At June 30, 2013, the Company had not yet achieved profitable operations, had an accumulated deficit of $56.1 million before the $29.2 million stated capital reduction, is in breach with some of its lenders repayment terms and financial covenants, and has a working capital deficit of $6.5 million.  The Company’s focus is furthering its development and commercialization of its VertiCrop system therefore it will incur future losses. These factors cast substantial doubt as to the Company’s ability to continue as a going concern. The Company is dependent upon its ability to raise the necessary funds and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at June 30, 2013, the Company had cash of $63,264 and is actively pursuing the sale of certain assets for proceeds above their carrying value of $433,254.  Although the Company has successfully raised funds in the past, and expects to be a going concern for the next twelve months, further internal and external financing and continuing support by our lenders will be required for operations and to settle debt obligations which are due on demand.  While there is no assurance these funds can be raised, the Company believes such financing will be available as required.

3.      INVENTORY
	June 30,	March 31,
	2013	2013
Raw materials	$33,256	$35,904
Crops in process	51,472	51,710
VertiCrop System inventory	40,231	31,042
	$124,959	$118,656

The cost of inventories recognized as expense and included in cost of sales for the three months ended June 30, 2013 amounted to $260,119 (2012 - $nil).

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

	Furniture, Fixtures & Vehicles	Building	VertiCrop System	Trays & Rigs	Computer Equipment	Total
COST
March 31, 2012	$671,203	$-	$-	$-	$-	$671,203
Additions	-	-	-	-	-	-
June 30, 2012	$671,203	$-	$-	$-	$-	$671,203

March 31, 2013	$671,203	$386,628	$850,836	$297,919	$1,384	$2,207,970
Additions	-	-	-	-	-	-
June 30, 2013	$671,203	$386,628	$850,836	$297,919	$1,384	$2,207,970

DEPRECIATION
March 31, 2012	$570,129	$-	$-	$-	$-	$570,129
Depreciation	9,798	-	-	-	-	9,798
June 30, 2012	$579,927	$-	$-	$-	$-	$579,927

March 31, 2013	$609,321	$5,597	$21,566	$16,058	$101	$652,643
Depreciation	9,798	5,636	20,675	14,054	96	50,259
June 30, 2013	$619,119	$11,233	$42,241	$30,112	$197	$702,902

CARRYING AMOUNTS
March 31, 2013	$61,882	$381,031	$829,270	$281,861	$1,283	$1,555,327
June 30, 2013	$52,084	$375,395	$808,595	$267,807	$1,187	$1,505,068

During the three months ended June 30, 2013, depreciation related to the Building, VertiCrop System and Trays & Rigs of $40,461 (2012 – $nil) is included in cost of sales.

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at June 30, 2013, assets held for sale totaled $433,254 (Land $245,485 and Building $187,769).

5.      PROMISSORY NOTES PAYABLE

Promissory notes payable consisted of the following due to lenders:

	June 30, 2013	March 31, 2013
8% and 10% simple interest, unsecured, due on demand (a)	$464,104	$455,224
18% simple interest, secured, due on demand (b)	908,370	878,527
18% simple interest, unsecured, due on demand (c)	595,168	593,393
	$1,967,642	$1,927,144

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

5.      PROMISSORY NOTES PAYABLE (continued)

(a)	Promissory notes of $464,104 include amounts due to related parties (Note 14). Total interest accrued during the three months ended June 30, 2013 was $9,307 (2012 – $13,033).

(b)
On July 14, 2011, the Company issued a secured promissory note for $700,000 accruing interest at 18% per annum with a conversion feature connected to any unpaid accrued interest. The note matured on July 14, 2012 and the principal and accrued interest are due on demand. Any unpaid accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two-year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso, Texas (classified as held for sale) owned by a wholly-owned subsidiary of the Company. Total interest accrued during the three months ended June 30, 2013 is $29,843 (2012 – $31,414).

(c)
On February 3, 2012, the Company issued a promissory note for $501,350 ($500,000 CDN) accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matured on February 3, 2013 and the principal and accrued interest is due on demand.  Any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10.  Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period.  The Company may repay the note and interest at any time without penalty. Total interest accrued during the three months ended June 30, 2013 is $22,340 (2012 – $22,216).

The Company has designated convertible accrued unpaid interest as at fair value through profit or loss and determined the fair value to be equal to the accrued interest given its demand nature.

6.      CONVERTIBLE NOTES

Date of Issue	March 31, 2012	Issued Principal	Equity Portion	Accretion	Interest	Conversion	June 30, 2012
February 2010 (a)	$56,658	$-	$(2,128)	$-	$7,088	$-	$61,618
April 19, 2012 (b)	-	500,000	(31,191)	3,023	11,671	-	483,503
Total	$56,658	$500,000	$(33,319)	$3,023	$18,759	$-	$545,121

Date of Issue	March 31, 2013	Issued Principal	Equity Portion	Accretion	Interest	Conversion	June 30, 2013
February 2010 (a)	$62,517	$-	$-	$568	$1,000	$-	$64,085
April 19, 2012 (b)	540,048	-	-	3,896	15,000	-	558,944
December 14, 2012 (c)	120,212	-	-	1,065	3,840	-	125,117
April 17, 2013 (d)	-	25,000	(1,559)	155	608	-	24,205
May 28, 2013 (e)	-	100,000	(6,250)	277	1,085	-	95,112
Total	$722,777	$125,000	$(7,809)	$5,962	$21,533	$-	$867,463
Less current portion	(602,565)	-	-	(4,464)	(16,000)	-	(623,030)
Non current portion	$120,212	$125,000	$(7,809)	$1,498	$5,533	$-	$244,433

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

6.      CONVERTIBLE NOTES (continued)

(a)	$50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $5,496 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

On February 14, 2012, the Company entered into an amendment to the convertible note whereby, the maturity date was extended to February 15, 2013, the interest rate was increased to 10% per annum, the unit conversion price was reduced to $0.10 and the share purchase warrant price was reduced to $0.20. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component. All other terms, conditions, covenants, obligations or agreements contained in the convertible note were not affected.  The amendment of this convertible note resulted in a substantial modification and a gain of $2,066 recognized within interest and finance cost in consolidated comprehensive loss during the year ended March 31, 2012. This convertible note is presently due on demand.

The Company used the residual method to allocate a value of $2,128 to the equity component of the amended convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

During the three months ended June 30, 2013, the Company recorded $1,568 (2012 - $1,546) in interest and accretion costs in relation to this convertible note.

(b)	$500,000 April 2012 Convertible Note

On April 19, 2012, the Company issued to third parties unsecured promissory notes bearing interest at the rate of 12% per annum with a term to April 19, 2014.  Both interest and principal may be converted at the option of the lender at $0.10 per unit, with each unit consisting of one common share and three quarters of a share purchase warrant with each full warrant exercisable at $0.15 per share for a five year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

6.      CONVERTIBLE NOTES (continued)

(b)	$500,000 April 2012 Convertible Note (continued)

The Company used the residual method to allocate a value of $31,191 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $500,000 principal amount using the effective interest rate method.

During the three months ended June 30, 2013, the Company recorded $18,896 (2012 - $14,694) in interest and accretion costs in relation to this convertible note.

(c)	$128,000 December 2012 Convertible Note

On December 14, 2012, the Company issued to third parties unsecured promissory notes bearing interest at the rate of 12% per annum with a term to December 14, 2015.  Both interest and principal may be converted at the option of the lender at $0.08 per unit, with each unit consisting of one common share and one half of a share purchase warrant with each full warrant exercisable at $0.12 per share for a three year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $13,540 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $128,000 principal amount using the effective interest rate method.

During the three months ended June 30, 2013, the Company recorded $4,905 (2012 – $nil) in interest and accretion costs in relation to this convertible note.

(d)	$25,000 April 2013 Convertible Note

On April 17, 2013, the Company issued to third parties unsecured promissory notes bearing interest at the rate of 12% per annum with a term to April 17, 2015.  Both interest and principal may be converted at the option of the lender at $0.08 per unit, with each unit consisting of one common share and one half of a share purchase warrant with each full warrant exercisable at $0.12 per share for a three year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $1,559 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $25,000 principal amount using the effective interest rate method.

During the three months ended June 30, 2013, the Company recorded $764 in interest and accretion costs in relation to this convertible note.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

6.      CONVERTIBLE NOTES (continued)

(e)	$100,000 May 2013 Convertible Note

On May 28, 2013, the Company issued to third parties unsecured promissory notes bearing interest at the rate of 12% per annum with a term to May 29, 2015.  Both interest and principal may be converted at the option of the lender at $0.08 per unit, with each unit consisting of one common share and one half of a share purchase warrant with each full warrant exercisable at $0.12 per share for a three year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $6,250 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $25,000 principal amount using the effective interest rate method.

During the three months ended June 30, 2013, the Company recorded $1,362 in interest and accretion costs in relation to this convertible note.

7.      LOAN PAYABLE

On April 13, 2012, the Company entered into a Loan Agreement (the “Loan”) in the amount of $1,000,000 CDN (the “Term Loan”) accruing interest at 8% plus the lenders prime of 3% plus 2% additional accrued to a maximum of 14% per annum. The monthly payment is approximately $18,000 ($18,243 CDN) over the term of the loan. The Loan also provides for a revolving loan of $250,000 CDN the (“Operating Loan”) accruing interest at the same rate as the Term Loan. The Term Loan matures on April 15, 2019 and the Operating Loan is due on demand. The loans are secured by a lien on, and a security interest in, all present and future unencumbered assets of the Company. Pursuant to a letter dated April 4, 2013, the Company and the lender agreed to a revised payment schedule to extend monthly interest-only payments (at 8% plus the lenders prime of 3% with 2% additional accrued) of $9,038 ($9,200 CDN) from March 15, 2013 to August 15, 2013, with monthly principal payments of approximately $9,000 ($9,043 CDN) resuming September 15, 2013. The Company may repay up to 15% of the outstanding principal amount of the Term Loan on the second and third anniversary date, up to 25% on the fourth anniversary date of the initial loan, thereafter the balance in whole in part without penalty or prepayment compensation.

The loans were used to build and operate the Company’s first commercial VertiCrop System in Vancouver, BC. In addition, the lender will receive for 15 years a monthly 3% royalty based on gross revenues from the operation the VertiCrop System up until the earlier of the maturity date or the date the Company has repaid the loan in full. Thereafter, the royalty will be reduced to 1.5%. As at June 30, 2013, the Lender has advanced $950,000 ($1,000,000 CDN) of the Term Loan and $230,118 ($242,229 CDN) of the Operating Loan.

The loans are subject to Local Garden Vancouver Inc. abiding by certain covenants: (i) debt to equity ratio no greater than 1.5 to 1.0; and (ii) debt service coverage ratio no less than 1.25 to 1.0. These covenants have not been met at reporting date and therefore the term loan is in default and presented as a current liability. The Company is in discussions with the lender as to the status of the Term Loan and covenants.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

7.      LOAN PAYABLE (continued)

The following table summarizes the contractual maturities of the Company’s term loan as of June 30, 2013:

	< 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total
Principal payments	$94,257	$401,470	$454,273	$-	$950,000

8.      SHARE CAPITAL AND RESERVES

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number	Amount
Balance at March 31, 2012	94,986,003	$45,462,858
Share capital issued:
For private placements	830,000	43,000
Balance, June 30, 2012	95,816,003	$45,505,858

Balance, March 31, 2013 and June 30, 2013	96,016,003	$16,290,267

On February 20, 2013, pursuant to provision of the Canada Business Corporations Act, the Company’s shareholders approved that the stated capital of the Company be reduced by CDN $32,420,719, being a partial elimination of the accumulated deficit of the Company as at March 31, 2013. Net share capital was reduced by $29,235,591, with a corresponding offset to accumulated deficit of $29,235,591.  This is a non-cash transaction.

During the three months ended June 30, 2012:

(a)	The Company issued 830,000 common shares valued at $43,000 pursuant to a commitment to issue shares as at March 31, 2012.

(c)	Commitment to Issue Shares

Commitment to issue common shares (or units, where indicated) included the following:

	Number	Amount
Balance at March 31, 2012	830,000	$43,000
Shares issued (b)	(830,000)	(43,000)
Balance at June 30, 2012, March 31, 2013 and June 30, 2013	-	$-

During the three months ended June 30, 2012, all of the commitments to issue shares at March 31, 2012 were completed.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

8.      SHARE CAPITAL AND RESERVES (continued)

(d)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares from which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares from which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of eight years or terminate three months after the recipient ceases to be an employee of the Company.

The following table summarizes outstanding and exercisable stock option activity for the three months ended June 30, 2013 and 2012:
	Number of options	Weighted average exercise price
Balance, March 31, 2012 and June 30, 2012	9,373,019	$0.17

Balance, March 31, 2013 and June 30, 2013	10,323,019	$0.15

As at March 31, 2013, the following stock options were outstanding:
Expiry Date	Exercise Price	Number of Options
September 30, 2016	$0.15	8,823,019
May 14, 2014	$0.15	1,000,000
June 1, 2018	$0.25	500,000
Total		10,323,019

The weighted average remaining contractual term of options outstanding and exercisable at June 30, 2013 is 3.10 years (March 31, 2013 – 3.35 years).

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the three months ended June 30, 2013 and 2012:

	Number of warrants	Weighted average exercise price
Balance, March 31, 2012	20,131,162	$0.22
Warrants expired	(875,000)	$0.30
Balance, June 30, 2012	19,256,162	$0.22

Balance, March 31, 2013	9,715,535	$0.23
Warrants expired	(8,336,460)	$0.25
Balance, June 30, 2013	1,379,075	$0.11

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

8.      SHARE CAPITAL AND RESERVES (continued)

(e)	Warrants (continued)

As at June 30, 2013, the following share purchase warrants are outstanding:

Expiry Date	Note	Exercise Price	Number of Warrants
October 13, 2013		$0.15	379,075
December 13, 2013		$0.10	500,000
January 24 , 2014		$0.10	500,000
Total			1,379,075

(f)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Contributed Surplus’, ‘Accumulated Other Comprehensive Income’ and ‘Accumulated Deficit’.

‘Contributed Surplus’ is used to recognize the value of stock option grants and share warrants prior to exercise.

‘Commitment to Issue Shares’ includes common shares committed to management, consultants and investor relations companies under fundraising agreements, and committed under private placements for proceeds received.

‘Accumulated other comprehensive income (loss)’ is used to record the cumulative gains and losses resulting from translating the financial statements from foreign currency to functional currency.

‘Accumulated Deficit’ is used to record the Company’s change in deficit from earnings (losses) from period to period.

9.     COST OF SALES

		Three months ended
		June 30,
	Note	2013	2012
Direct product costs		$161,079	$-
Direct labour		99,040	-
Depreciation	4	40,461	-
Direct selling and marketing costs		4,825	-
Other		11,377	-
		$316,782	$-

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

10.   PROJECT DEVELOPMENT

	Three months ended
	June 30,
	2013	2012
Product research	$2,991	$129,147
Site contractor	37,952	21,152
Consulting fees	97,720	13,366
	$138,663	$163,665

11.   GENERAL AND ADMINISTRATIVE

	Three months ended
	June 30,
	2013	2012
Investor relations	$2,108	$4,489
Advertising and media development	-	25,355
Consulting	14,658	-
Professional fees	28,136	63,446
Office and miscellaneous	25,700	48,082
Travel	592	1,604
Depreciation	9,798	9,798
Rent	12,154	3,564
Filing and transfer agent fees	1,601	2,206
	$94,747	$158,544

12.   INTEREST AND FINANCING COSTS

	Three months ended
	June 30,
	2013	2012
Debt interest	$111,487	$86,634
Accretion and other	5,962	3,570
Royalties	2,819	-
	$120,268	$90,204

13.   NON-OPERATING EXPENSES

	Three months ended
	June 30,
	2013	2012
Foreign exchange gain (loss)	$11,309	$(45,136)
Gain on settlement of debt	(98,221)	-
	$(86,912)	$(45,136)

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

14.   RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

During the three months ended June 30, 2013 and 2012, the Company incurred the following expenditures other than key management compensation charged by members of key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices:

	Three months ended June 30,
	2013	2012
Interest and accretion	$4,482	$4,482
	$4,482	$4,482

At June 30, 2013 and March 31, 2013, due to related parties was comprised of amounts owing to key management or former key management.  At June 30, 2013, the amounts owing of $1,195,639 (March 31, 2013 - $1,207,167) were non-interest bearing and are repayable on demand.

At June 30, 2013, included in promissory notes payable from Note 5(a) is $222,458 (March 31, 2013 – $217,976) owing to key management.

Key Management Compensation

Key management personnel compensation comprised:

	Three months ended June 30,
	2013	2012
Salaries and short-term employee benefits	$97,220	$130,000
	$97,220	$130,000

15.  COMMITMENTS

Commitments not disclosed elsewhere in these consolidated financial statements are as follows:

Leased premises

On April 5, 2012, the Company entered into a Lease Agreement to license the parking space consisting of the roof of a parking facility located in Vancouver, BC.  The top level of the space was used for the purpose of erecting the Local Garden greenhouse facility that incorporates the Company’s VertiCrop System. The initial term of the license is for 10 years with an option of two five-year renewals subject to mutual agreement with the Licensor. The monthly rental fees for the entire roof top are $4,800 CDN or $2,400 CDN for each level. The Company is currently renting one level at this time and does not intend to erect another greenhouse at this time.

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

15.  COMMITMENTS (continued)

Service agreements

During the year ended March 31, 2012, the Company entered into an agreement for a four month term with a non-related party to assist the Company with establishing a commercial site for its VertiCrop System. Any extensions would be mutually agreed. Contingent to successfully securing the necessary financing and the ordering of VertiCrop components for the new commercial site the non-related party would receive a commission of $120,324 ($120,000 CDN) and 200,000 common shares. During the year ended March 31, 2013, the non-related party earned its commission and common shares, which were paid and issued.

Legal matters

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company will accrue a liability for the estimated loss. During the year ended March 31, 2012, the Company’s management became aware of a legal claim against the Company for property damage and contract default in the amount of approximately $195,000 plus related costs. During the year ended March 31, 2013, the Company and the plaintiff agreed to a partial settlement worth $130,000 of this legal claim by permitting the claimant to remove its property from the site. The parties are still in negotiations with respect to the claim balance amount of approximately $65,000. The Company has recorded a provision of $66,766 for what it believes is the remaining obligation of the claim in accounts payable and accrued liabilities.

16.  SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Changes in non-cash working capital

	Three months ended June 30,
	2013	2012
Receivables	$491,269	$(35,088)
Prepaid expenses	9,024	186
Inventory	(10,762)	-
Due to related parties, trade payables	41,285	81,356
Accounts payable and accrued liabilities	(166,662)	(203,171)
	$364,153	$(156,717)

(b)	Supplemental cash flow information not included elsewhere

	Three months ended June 30,
Interest and taxes paid	2013	2012
Interest paid	$22,689	$-
Taxes paid	-	-

Alterrus Systems Inc.
(A Development Stage Company)
Notes to the Consolidated Interim Financial Statements
June 30, 2013
(Expressed in US Dollars)

17.  SEGMENTED INFORMATION

The Company operates in one industry segment being the research, product development and resale sectors. The Company’s segment comprises of three geographic segments.
	June 30, 2013	March 31, 2013
Property, plant and equipment
United States	$-	$-
United Kingdom	52,084	101,074
Canada	1,555,326	-
	$1,505,067	$101,074

	June 30, 2013	March 31, 2013
Assets held for sale
United States	$433,254	$433,254
United Kingdom	-	-
Canada	-	-
	$433,254	$433,254

	Three months ended June 30,
	2013	2012
Revenues
United States	$-	$-
United Kingdom	-	-
Canada	111,166	-
	$111,166	$-

18.  BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three months ended June 30, 2013 and 2012 was based on the following:

	Three months ended June 30,
	2013	2012
Loss attributable to common shareholders	$(472,382)	$(367,277)
Weighted average number of common shares outstanding	96,016,003	95,816,873

The calculation of diluted loss per share excludes the effects of various conversions and the exercise of options and warrants and similar instruments totaling 11.7 million (2012: 28.6 million) that would be anti-dilutive.